Exhibit 12
The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)		For the Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$181.8	$222.6	$331.2	$221.1	$61.6
Fixed charges	85.7	77.2	69.4	77.7	104.2
Other (1)	0.5	0.5	0.5	0.8	0.7
Interest Capitalized	(0.9)	(0.9)	(0.8)	(0.4)	(0.4)
Total adjusted earnings available for payment of fixed charges	$267.1	$299.4	$400.3	$299.2	$166.1
Fixed Charges:
Interest expense	$61.8	$53.9	$46.8	$56.4	$82.2
Interest Capitalized	0.9	0.9	0.8	0.4	0.4
Rental expense representative of interest factor	23.0	22.4	21.8	20.9	21.6
Total Fixed Charges	$85.7	$77.2	$69.4	$77.7	$104.2
Ratio of Earnings to Fixed Charges	3.1	3.9	5.8	3.9	1.6

(1)	Includes amortization of capitalized interest, adjustments for minority interests in consolidated subsidiaries and distributed earnings of equity investees.